Exhibit 99.1

Yandex announces completion of News and Zen divestment and acquisition of Delivery Club

Moscow, Amsterdam, September 12, 2022 – Yandex N.V., a Dutch public limited company, today announced that its Russian operating subsidiary has completed the sale of the news aggregation platform and Zen infotainment service to VK, as well as the acquisition of 100% of the food delivery service Delivery Club. The transaction has received approval from the Federal Antimonopoly Service.

Delivery Club will become a part of Yandex’s E-commerce, Mobility and Delivery segment and, as of today, will be consolidated in the group’s financial results. The changes will be reflected in Yandex’s third quarter financial results.

About Yandex

Yandex (NASDAQ and MOEX: YNDX) is a technology company registered in the Netherlands that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and navigation products, while also expanding into e-commerce, online entertainment, cloud computing and other markets to assist millions of consumers in Russia and a number of international markets.

More information on Yandex can be found at https://ir.yandex/

Contacts:

Investor Relations
Yulia Gerasimova
Phone: +7 495 974-35-38
E-mail: askIR@yandex-team.com

Press Office:
Ilya Grabovskiy
Phone: +7 495 739-70-00
E-mail: pr@yandex-team.com